

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue
Greenwich, CT 06830

> **Re: Global Gold Corporation**
> **Form 10-KSB/A1 for the Year Ended December 31, 2007**
> **Filed August 11, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Response letter dated August 11, 2008**
> **File No. 002-69494**

Dear Mr. Dulman:

We have reviewed your amended filing and response and have the following comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures

1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Form 10-Q for the Quarter Ended June 30, 2008

Controls and Procedures, page 16

2.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-X. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-X.

Closing Comments

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        You may contact Joanna Lam, Staff Accountant, at (202) 551- 3476 or me at (202) 551- 3686 if you have questions regarding these comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief